Skadden, Arps, Slate, Meagher & Flom llp

525 University Avenue

Palo Alto, California 94301

_____

VIA EDGAR Mr. Russell Mancuso Branch Chief Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549	TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com June 11, 2015

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Re:	Easterly Acquisition Corp. Registration Statement on Form S-1 (the “Registration Statement”) Filed May 8, 2015 File No. 333-203975

Dear Mr. Mancuso:

Set forth below are the responses of Easterly Acquisition Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 4, 2015, concerning the Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated June 4, 2015, as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement filed on May 7, 2015.

Fee Table

1.	Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to the security being redeemable. See Instruction 1 to Regulation S-K Item 202.

We have complied and revised the disclosure to include references to the warrants being redeemable throughout the Amended Registration Statement.

U.S. Securities and Exchange Commission June 11, 2015 Page 2

Prospectus Cover

2.	Your cover page appears to be more than one page. Please revise to comply with the one-page requirement of Regulation S-K Item 501(b) and Rule 421. For additional guidance, please see Updated Staff Legal Bulletin No. 7 (June 7, 1999), particularly sample comments 17, 18, and 21 at the end of the bulletin.

We have complied and revised the cover page such that it complies with the one-page requirement of Regulation S-K Item 501(b) and Rule 421.

U.S. Securities and Exchange Commission June 11, 2015 Page 3

Prospectus Summary, page 1

3.	We note your disclosure on page 5 that the Nasdaq rules require you to satisfy the 80% test. We also note your disclosure on your prospectus cover that you cannot assure investors that your securities will be approved for listing on Nasdaq and on pages 26 and 74 that you cannot assure that you will be able to maintain such listing. As such, it is unclear why you believe it is appropriate to highlight in your prospectus summary the 80% limitation as anything other than a potential future condition if you obtain and maintain such listing. Please revise your references to the 80% test to make clear, if true, that the condition will not apply if your securities are not subject to the Nasdaq rules, whether because you do not meet the listing or maintenance criteria or because you voluntarily choose to delist your securities from the Nasdaq. Also, if your disclosure on page 14 regarding a required shareholder vote if you issue more than 20% of your outstanding stock is based on a Nasdaq rule, please revise your disclosure to make clear that it also may not be applicable if your securities are not listed on the Nasdaq at the relevant time.

We have complied and revised the disclosure on pages 6, 14, 72, 76 and 89 to clarify that the NASDAQ requirement of the 80% test will apply only if the Company is approved to list on NASDAQ and is able to maintain its listing on NASDAQ. We have also complied and revised the disclosure on page 27 to clarify that the required stockholder vote if the Company issues more than 20% of its outstanding shares is a NASDAQ rule that will apply only if the Company is approved to list on NASDAQ and is able to maintain its listing on NASDAQ. On each of these pages, we have clarified that the Company intends to follow these NASDAQ rules even if the Company is not listed on NASDAQ and not required to follow the rule.

General, page 1

4.	We note your reference to your management’s experience including “more than 40” transactions, “900 million in specialty finance assets,” and a “successful” initial public offering. Please tell us how you ensured that your management experience summary is an objectively balanced presentation. Include in your (1) whether your management’s experience involved any transactions that were unsuccessful or involved transactions or entities that generated losses for investors, and (2) how you define a “successful” initial public offering.

We have complied and revised the disclosure on pages 2, 68 and 95 to delete reference to “successful” in front of “initial public offering”.

We have also complied and expanded the disclosure on pages 2 and 68 to add a statement that says “Any past acquisition experience of our management team or sponsor team is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we will be able to locate a suitable candidate for our initial business combination.” We respectfully advise the Staff that the references to “more than 40 transactions” and “900 million in specialty finance assets” are included in the biographical information with respect to our management’s work experience. We believe these factual data points do not constitute performance information but we thought the expanded statement regarding future success based on our management’s prior experience would be helpful to address the Staff’s concern about providing an objectively balanced presentation.

U.S. Securities and Exchange Commission June 11, 2015 Page 4

Business Strategy, page 2

5.	Please provide us support for your disclosure that you are “uniquely” positioned.

We have complied and revised the disclosure on pages 2 and 69 to delete reference to “uniquely”.

Redemption of warrants, page 9

6.	Your disclosure that you will not redeem warrants if there is not an effective and current registration statement unless the warrants may be exercised on a cashless basis appears to be inconsistent with your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. It is unclear how the warrants may be exercised on the cashless basis if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have complied and revised the disclosure on pages 10, 36, 37 and 110 to expand and clarify the language to address the Staff’s concern regarding the inconsistent and unclear disclosure. We also respectfully advise the Staff that we have a risk factor on pages 36-37 which highlights this specific risk for potential investors.

Proceeds to be held in trust account, page 11

7.	Please tell us how “the requirements of law and stock exchange rules” could require that funds held in the trust be released other than interest to pay franchise and income taxes. In this regard, if interest is not sufficient to pay franchise and income taxes, please tell us whether applicable law could require you to use other funds in the trust to pay those obligations.

We have complied and revised the disclosure on page 13 to clarify that only the requirements of law and regulation could require that funds held in the trust be released other than interest to pay franchise and income taxes. We respectfully advise the Staff that if interest is not sufficient to pay franchise and income taxes, the Company would expect to use funds outside the trust account to fulfill its obligations. Please also see our response to Comment 27. While it is not possible to determine every circumstance when a law or regulation may apply to a particular set of facts in the future, we believe the risk of any such law or regulation requiring the Company to release funds held in the trust (other than interest) to pay any obligation, as opposed to using funds outside the trust account, is low.

U.S. Securities and Exchange Commission June 11, 2015 Page 5

Anticipated Expenses and Funding Sources, page 12

8.	Please tell us whether the condition that any loan made by your sponsor, management team, or its affiliates will not have any claim to the proceeds held in trust will be provided in your amended articles or bylaws or whether the condition may be modified once you enter into a definitive agreement with any of your insiders.

We respectfully advise the Staff that, in this specific circumstance where our sponsor or one of its affiliates makes us a loan, such promissory note governing the loan will contain a waiver provision whereby such parties will waive any right, title, interest or claim of any kind in or to monies held in the trust account unless such proceeds are released to the Company upon completion of a business combination. This provision is contained in our current promissory note with our sponsor, which was previously filed as an exhibit to the Registration Statement. All future promissory notes would follow this same form. The Company has no intention of modifying this provision.

Redemption rights for public stockholders..., page 14

9.	Please revise your disclosure to include the amount of time that you are required to give investors to consider whether to elect to redeem their shares. Also, highlight the irrevocable feature of such redemption right as discussed at the end of page 76.

We have complied and revised the disclosure on pages 18, 80 and 91 to indicate that if the Company conducts redemptions in conjunction with a proxy solicitation, public stockholders will have at least 10 days’ notice to redeem their shares. We additionally have complied and revised the disclosure on page 18 to add disclosure regarding the irrevocable feature of the redemption right. We respectfully advise the Staff that on page 18 the document discloses that if the Company conducts redemptions pursuant to the tender offer rules, their offer to redeem will remain open for at least 20 business days.

10.	Please briefly highlight the portion of the offered shares that could be redeemed consistent with your obligation to pay the deferred underwriting commissions and to retain net tangible assets of at least $5,000,001. Also, ensure that you state clearly in that context that the number of shares that could be redeemed could be reduced based on the terms that you negotiate in the initial business combination agreement.

We have complied and revised the disclosure on page 16 to clarify that, assuming the trust account contains $10.00 per public share and assuming no exercise of the underwriters’ over-allotment option, the redemption will not occur if stockholders tender more than 14,077,208 shares (which number is subject to adjustment based upon the terms of the initial business combination) or such lesser number of shares such that we do not cause our net tangible assets to be less than $5,000,001.

U.S. Securities and Exchange Commission June 11, 2015 Page 6

Redemption Rights in connection with..., page 17

11.	From your disclosure in this section it appears that any of the terms that you highlight in the prospectus that protect investors’ funds or other rights may be changed either (1) by an amendment to your charter or (2) by you and your affiliates deciding to amend agreements among yourselves. Also, it appears that you and controlling individuals have not determined that you will oppose such changes, except for the agreement not to propose a charter amendment affecting your obligation to redeem the public shares if you do not complete an initial business combination. If so, please revise your disclosure throughout your prospectus where you indicate that such rights and protections will exist to make clear that, in fact, those protections or rights might not be provided. For example, we note that your prospectus cover currently informs investors that you “will” provide the public investors an opportunity to redeem their shares. Also, please include a risk factor that addresses clearly (1) which security holder protections and rights that you highlight in this prospectus are included in your charter and which are included in agreements with your affiliates, and (2) how those rights and protections could be changed without the security holder’s consent.

We respectfully advise the Staff that any rights or protections described in the Registration Statement will be contained in the Company’s amended and restated certificate of incorporation or in agreements with the Company, all of which will be filed as exhibits to the Registration Statement. Like any other agreements or organizational documents for any other company, the Company’s documents can be amended at any time. However, in addition to the provisions of Section 144 of the Delaware Corporations Code, any such changes that involve affiliates or related persons of the Company would have to be approved by our audit committee pursuant to our audit committee charter and related party policy, which would require the affirmative vote of a majority of the independent directors of the Company. See our disclosure regarding our related party policy beginning on page 104.

Additionally, consistent with the provisions of other special purpose acquisition companies:

•	If we seek to amend any provisions of our amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity, the Company will provide public stockholders with the opportunity to redeem their public shares upon the approval of any such amendment. We have complied and revised the disclosure regarding this additional investor protection on the cover page and pages 14, 30, 46, 55-56, 57, 85, 92 and F-7; and

•	If we seek to amend any provisions of our warrant agreement that would adversely affect the interests of the registered holders of the public warrants, such amendment would require the approval of at least 65% of the then outstanding public warrants. This is described for investors on pages 48 and 112 and we have included the warrant agreement as an exhibit to the Amended Registration Statement.

Given this disclosure and in light of these factors, we do not believe a risk factor is necessary or appropriate.

U.S. Securities and Exchange Commission June 11, 2015 Page 7

12.	If your sponsor, executive officers, directors and director nominees have agreed not to propose an amendment to your charter to affect you obligation to redeem the public shares if you do not complete a business combination in 24 months, but they are not prohibited from eliminating the requirement to deposit the proceeds of this offering and the private placement in the trust account, please clarify the amount that shareholders will receive upon redemption if you do not complete a business combination and do not retain the proceeds in trust.

We have complied and revised the disclosure on page 21 to align with the disclosure on page 82.

We also respectfully advise the Staff that the proceeds from this offering and the private placement must be deposited in the trust account pursuant to the underwriting agreement and this obligation requires that such funds are deposited at the time of consummation of this offering. In accordance with this, the Company’s sponsor is obligated to wire the amount for the private placement warrants to the trust account and the underwriters are obligated to wire the proceeds from the offering to the trust account. The closing of the offering is conditioned upon the Company and the underwriter’s complying with their respective obligations. The funds in the trust account can only be removed in limited circumstances pursuant to the investment management trust agreement, which we have filed as an exhibit to the Amended Registration Statement.

13.	Please tell us when and how you could change the $5,000,001 condition mentioned in the last sentence on page 18. Also, tell us how this affects your analysis of the applicability of Rule 419.

We respectfully advise the Staff that this provision is contained in the Company’s amended and restated certificate of incorporation which the Company intends to adopt in connection with the consummation of this offering. While it is possible that the amended and restated certificate of incorporation can be amended, the Company has no incentive to change the $5,000,001 condition mentioned in the last sentence on page 22 because this would subject the Company to the SEC’s “penny stock” rules. As a result, we believe the Company’s Rule 419 analysis is not affected.

14.	Please reconcile your disclosure here regarding on which date you will determine the amount in the trust for purposes of the redemption with your disclosure in the fifth bullet point on page 107.

We have complied and revised the disclosure on pages 20, 22, 46, 82, 114 and 115 to disclose that the amount determined to be in the trust for the purposes of redemption in connection with an amendment of our amended and restated certificate of incorporation will be the amount then on deposit in the trust account on the date such amendment is approved.

U.S. Securities and Exchange Commission June 11, 2015 Page 8

Release of funds..., page 17

15.	We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming shareholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming shareholders directly to those shareholders. In this regard, we note your disclosure in the second bullet point on page 12 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

We respectfully advise the Staff that funds released to the Company upon completion of the business combination will be exposed to claims of creditors and tax authorities and such procedure does present greater risk as compared to the process whereby the trustee would release the funds directly to the shareholders. We respectfully submit, however, that the Company takes the following precautions in order to minimize the risk: (i) the Company limits their exposure and potential risk by seeking waivers from all vendors and other entities, excluding the underwriters and independent auditors (even though the Company may not always be successful in obtaining such waivers), (ii) certain managing directors (as defined below) of Easterly Capital, LLC personally indemnify the Company for trust account shortfalls if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (x) $10.00 per public share or (y) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act and (iii) the Company informs potential investors of the risks of such claims throughout the prospectus, including on the cover page of the prospectus, pages 14-15 and 83.

Redemption of public shares..., page 18

16.	Please reconcile your disclosure in the first sentence that the 24-month period exists because of a contractual agreement with your disclosure on page 81 that the provision is in your certificate of incorporation.

We have complied and revised the disclosure on pages 21, 29 and 81-82 to delete this and clarify our language. The language has been conformed to be consistent with the insider letter obligations, a form of which we have filed as an exhibit to the Amended Registration Statement.

Indemnity, page 20

17.	If, as you disclose, you have not verified whether Easterly Capital has sufficient funds to satisfy its indemnity obligation nor asked Easterly Capital to reserve for the eventuality, please tell us why you believe it is appropriate to highlight the indemnification agreement in your prospectus summary.

We respectfully advise the Staff that the Company has changed the relevant indemnifying party from Easterly Capital, LLC to three managing directors of Easterly Capital, LLC, David Cody, Darrell Crate and Avshalom Kalichstein (together, the “managing directors”).

We further advise the Staff that we have included disclosure that the Company will endeavor to have all vendors and prospective target businesses as well as other entities (other than the underwriters for this offering and the independent auditors) execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the trust account in order to inform investors that the Company is taking steps to reduce the likelihood of any potential liability that may be borne by the managing directors. While the Company has not independently verified whether the managing directors have sufficient funds to satisfy any indemnity obligation nor asked them to reserve for the eventuality, the Company believes the managing directors have a strong incentive to cause the Company to obtain waivers as the managing directors will be personally liable for trust account shortfalls to the extent described in our response to Comment 15. As a result, the Company believes the likelihood of the managing directors having to satisfy any indemnification obligation is very low. Because of this, we believe it is appropriate to highlight the agreement to indemnify in the prospectus summary for investors.

U.S. Securities and Exchange Commission June 11, 2015 Page 9

18.	Please reconcile your reference in the last sentence to waivers from “all” vendors and “other entities,” with (1) your disclosure in the first sentence which suggests that the underwriters have not executed a waiver and (2) your disclosure on page 29 about you not seeking a waiver from your auditors. Also, please tell us whether the indemnification agreements that you mention on pages 106 and II-4 will include a waiver of all interest in or claim to the funds in the trust account.

We have complied and revised the disclosure on pages 24, 33, 83 and 84 to make it clear that the Company makes every effort to obtain a waiver from all vendors and other entities other than the underwriters of this offering and the independent auditors. We respectfully advise the Staff that the indemnification agreements the Company plans to enter into with their officers and directors does contain a waiver of all interest in or claim to the funds in the trust account in Section 27 of such agreement. We have filed the indemnification agreement as an exhibit to the Amended Registration Statement.

Risk Factors, page 23

19.	Please provide an appropriate risk factor addressing any significant risks associated with your underwriter’s sole discretion to release any of the securities subject to lock-up agreements as discussed in the third to last paragraph on page 118.

We have complied and revised to add a risk factor that describes the risks associated with our underwriter and us releasing securities subject to lock-up agreements on pages 48-49.

20.	Your references to shareholders receiving $10.00 per share, like on page 25, 28 and 36, appear to be inconsistent with the last risk factor beginning on page 29 and your disclosure in the first paragraph on page 17. Please revise throughout your document for consistency.

We have complied and revised the disclosure on pages 29, 32-33, 35, 38, 40 and 47 to disclose that stockholders may receive an amount estimated to be $10.00 per share upon the liquidation of the trust account.

21.	Please add a separate risk factor alerting investors to the tax uncertainties that you disclose on pages 112, 113 and 114.

We respectfully advise the Staff that we provide an introductory discussion of the uncertainties of the tax consequences in the first paragraph of the “United States Federal Income Tax Considerations” section on page 118. As the tax uncertainties are dependent on an investor’s particular situation and since these tax uncertainties are not a risk of the Company, we believe that it is not appropriate to provide a separate risk factor.

We may not be able to complete our initial business combination..., page 25

U.S. Securities and Exchange Commission June 11, 2015 Page 10

22.	We note your disclosure that the dissolution and liquidation is subject to the approval of your remaining stockholders and your board of directors. Please tell us whether those stockholders or directors have agreed to approve those transactions. If not, please clarify whether the investors in this offering will retain their warrants to purchase securities if you do not obtain the required approval to dissolve and liquidate. In this regard, we note your disclosure on page 77 that the warrants will expire worthless if you fail to complete your business combination within 24 months; if you do not obtain shareholder and director approval to liquidate, it is unclear whether your sponsor and permitted transferees will retain their securities acquired in unregistered transactions while the securities issued in this public offering are redeemed or expire.

We respectfully advise the Staff that no plan of dissolution and liquidation has yet been determined and, as a result, there has been no agreement by our stockholders and board of directors to approve any such plan. We have notified investors on pages 30, 57 and 85 that a public stockholder will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) the Company’s completion of an initial business combination, and then only in connection with those shares of our common stock that such stockholder properly elected to redeem, subject to certain limitations, (ii) the redemption of the Company’s public shares if the business combination is not completed within 24 months following the closing of this offering and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of the Company’s amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity. If the Company is unable to complete its initial business combination, the Company will cease operations except for the purpose of winding up, redeem the public shares and, subject to the approval of its board of directors and remaining stockholders, dissolve and liquidate. If this happens, our remaining stockholders are likely to approve a plan of dissolution and liquidation. As disclosed to investors on pages 13, 21, 29, 32-33, 35, 38, 40, 47, 82, 99, 102, 110, F-11 and F-12, our warrants, including the private placement warrants, will expire worthless. Any founder shares acquired in unregistered transactions held by the initial stockholders will only be held while the Company is being liquidated and dissolved. In this situation, such securities would have little to no value.

If we are deemed to be an investment company..., page 31

23.	We note your reference to satisfying only “certain” conditions of Rule 2a-7. Please tell us which conditions you believe do not apply.

We have complied and revised the disclosure on pages 35, 55, 65, 88 and F-7 to make it clear that the proceeds held in the trust account may be invested only in government treasury bills with a maturity of 180 days or less or in money market funds that invest solely in United States Treasuries and meet conditions outlined in the investment management trust agreement pursuant to Rule 2a-7 under the Investment Company Act. We have filed the investment management trust agreement as an exhibit to the Amended Registration Statement.

We may not issue additional common or preferred shares..., page 35

U.S. Securities and Exchange Commission June 11, 2015 Page 11

24.	We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated by a charter amendment as disclosed on page 17, please revise the mitigating language to clarify.

We have complied and revised the disclosure on page 40.

Certain of our executive officers may become affiliates..., page 38

25.	Please reconcile your statement in this risk factor that none of your officers and directors have conflicts of interest with your disclosure in the last paragraph on this page.

We have complied and revised the disclosure on page 42.

We are an emerging growth company..., page 46

26.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.

Use of Proceeds, page 50

27.	Please reconcile the $100,000 that you have identified in the “Other miscellaneous expenses” with the amount of taxes that you disclose in the last paragraph on page 59. In this regard, we note your statement on page 60 that you do not believe that you will need to raise additional funds following this offering to meet required expenditures.

We respectfully advise the Staff that the Company expects the trust account will generate $30,000 of interest annually and the $100,000 miscellaneous expense category on the use of proceeds table includes franchise taxes but is net of this $30,000 interest. The Company currently estimates that their franchise taxes will be $52,500 per year, well below the Delaware cap of $180,000 per year. While the Company anticipates the interest earned from the trust account will not be sufficient to pay the Company’s franchise tax obligations, the amount allocated to miscellaneous expenses will be sufficient to cover the Company’s remaining franchise tax obligations. As a result, the Company does not believe they will have to raise additional funds to meet required expenditures.

U.S. Securities and Exchange Commission June 11, 2015 Page 12

Status as a Public Company, page 68

28.	Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to “the traditional public offering.” For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target’s analyses?

We have complied and revised the disclosure on page 73 to provide more balanced disclosure.

Redemption of Public Shares..., page 77

29.	Refer to the third paragraph of this section. Please clarify how you would proceed if shareholders electing redemption rights in connection with an amendment would cause your net tangible assets to be less than $5,000,001. Would you not proceed with the amendment, or would you proceed with the amendment and allow only a portion of the public shareholders to redeem their shares? If the latter, how will you determine which portion is redeemed?

We have complied and revised pages 22 and 82 to clarify that if the optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time.

30.	Please clarify who will receive the assets held outside of the trust if you liquidate and dissolve.

We have complied and revised the disclosure on pages 21 and 82 to disclose that if the Company liquidates and dissolves, we do not expect there to be any funds held outside the trust account remaining for distribution. However, to the extent such funds remain, after payment or provision for payment of the debts and other liabilities of the Company, the remaining holders of the common stock will be entitled to receive all the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of common stock held by them.

31.	Address any material conflicts of interest that directors could experience in litigation with Easterly Capital LLC, given that it appears that affiliates may have a fiduciary duty to this entity.

We respectfully advise the Staff that no member, manager, agent, officer or affiliate of Easterly Capital, LLC owes any fiduciary duty to Easterly Capital, LLC. Given this, we do not believe there are any material conflicts of interest to address in this context.

32.	Please reconcile the second sentence of the last paragraph of this section with (1) the third paragraph of this section, and (2) the second sentence under the caption “Amended and Restated Certificate of Incorporation” on page 80.

We have complied and revised the disclosure on pages 13, 30, 55-57, 85, 92 and F-7 to disclose that public stockholders may also have an interest in the trust account in connection with a vote seeking to amend any provisions of the Company’s amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity.

U.S. Securities and Exchange Commission June 11, 2015 Page 13

Election to remain an investor, page 84

33.	Please address in the “Terms of Our Offering” column the amount of time investors will have to decide whether to seek redemption of their common shares so that they can compare your offering to the 45-day period that you mention in the last column of this section.

We have complied and revised the disclosure on pages 17, 79 and 90 to indicate that if the Company conducts redemptions pursuant to the tender offer rules, their offer to redeem will remain open for at least 20 business days, and we have complied and revised the disclosure on pages 18, 80 and 91 to indicate that if the Company conducts redemptions in conjunction with a proxy solicitation, public stockholders will have at least 10 days’ notice to redeem their shares.

Management, page 88

34.	Please reconcile your disclosure regarding the individuals that “will serve” in the identified roles with the information on the Signatures page to this registration statement that identifies the capacities in which the individuals do currently serve.

We have complied and revised the disclosure on page 95 to indicate such individuals are currently serving in the identified roles.

35.	We note your disclosure that Mr. Crate “has served and will continue to serve on the board of advisors/directors of both for-profit and not-for-profit public and private companies that are not affiliated with us or Easterly Capital, LLC.” Please provide all disclosure required by Regulation S-K Item 401(e)(2).

We have complied and revised the disclosure on page 95.

36.	Please clarify when Mr. Kalichstein began his role as managing director at Easterly Capital, LLC and when he left Solel.

We have complied and revised the disclosure on page 95 to indicate that Mr. Kalichstein began his role as managing director of Easterly Capital, LLC in May 2014 and that he remains the managing member of Solel Investment Group LLC.

37.	Please indicate the dates during which Mr. Lika served in the disclosed roles so that it is clear how your disclosure addresses the full five-year period required by Regulation S-K Item 401(e)(1).

We have complied and revised the disclosure on page 95.

U.S. Securities and Exchange Commission June 11, 2015 Page 14

Principal Shareholders, page 94

38.	Please tell us whether Easterly Government Properties, Inc. or any affiliate whose securities are publicly traded has any interest in your securities.

We respectfully advise the Staff that neither Easterly Government Properties, Inc. nor any affiliate whose securities are publicly traded has any interest in the Company’s securities.

Transfers of Founder Shares and Private Placement Warrants, page 95

39.	Please disclose whether the permitted transferees will be subject to all of the agreements of the original holders, such as the agreement mentioned on page 17 not to propose a charter amendment related to your obligation to redeem the public shares if you do not complete the initial business combination.

We have complied and revised the disclosure on pages 11, 102, 108-109 and F-12 to make it clear that permitted transferees are subject to all of the agreements and obligations of the original holders, including the transfer restrictions.

40.	From the last clause of this section, it appears that your sponsor could dissolve and transfer its shares to holders who would then be subject to no transfer restrictions or other agreements. If so, please add an appropriate risk factor.

We respectfully advise the Staff that the insider letter agreement, entered into between the Company and the sponsor provides that such agreement is binding on the sponsor and its successors, assigns and permitted transferees. We have filed the insider letter as an exhibit to the Amended Registration Statement and revised the disclosure on page 102 pursuant to the comment above which we believe makes it clear that any holder to which the sponsor may transfer shares is subject to all transfer and other restrictions. Based on this, we do not believe a risk factor is necessary or appropriate.

Certain Relationships and Related-Party Transactions, page 96

41.	From the third and last sentences of the first paragraph of this section, it is unclear whether you will increase the initial stockholders’ beneficial ownership to 20% before or after the transfer to your director nominees. Please revise to clarify.

We have complied and revised the disclosure on page 103 to make it clear that the number of founder shares (which includes certain founders shares that the Company intends to transfer to the independent directors prior to the consummation of this offering) will represent 20% of the Company’s issued and outstanding shares of common stock upon the consummation of this offering. Together, the independent directors and sponsor will be the Company’s initial stockholders.

U.S. Securities and Exchange Commission June 11, 2015 Page 15

Common Stock, page 99

42.	Please reconcile your disclosure in the second paragraph regarding matters being approved by a majority vote of your common shares with section 2.5(d) of exhibit 3.3 which refers to a majority of votes cast, apparently including the votes of preferred shares.

We have complied and revised the disclosure on page 106 to clarify this statement and make it consistent with our by-laws.

Preferred Stock, page 102

43.	Please reconcile your disclosure in this section regarding your board of directors’ ability to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock with the limitations on the board’s discretion that you discuss in the last risk factor on page 35.

We have complied and revised the disclosure on page 109 to make clear that the authority of the Company’s board of directors to issue preferred stock with voting and other rights is subject to certain restrictions in the Company’s amended and restated certificate of incorporation.

Warrants, page 102

44.	Please revise the last paragraph on page 104 to be consistent with Rule 421(b). Your revised disclosure should clarify, among the other issues addressed in that paragraph, the purpose and effect of “Black-Scholes Warrant Value” exercise price reduction mentioned in the last sentence of that paragraph.

We have complied and revised the disclosure on page 112 to be consistent with Rule 421(b) and to describe the purpose of the “Black-Scholes Warrant Value”.

45.	Please clarify how the number of warrants would be adjusted as a result of splits, dividends and similar transactions as disclosed in footnote 3 to the fee table of this registration statement.

We have complied and revised the disclosure in footnote 3 and on page 111 to reconcile this disclosure.

Securities Eligible for Future Sale, page 108

46.	Please show us how you calculated the 21,562,500 share number disclosed here.

We respectfully advise the Staff that we obtained the number of shares outstanding (21,562,500) after the offering if the underwriters’ over-allotment is exercised in full by adding the units sold to the public (17,250,000) to the number of founder shares (4,312,500).

U.S. Securities and Exchange Commission June 11, 2015 Page 16

Underwriting, page 118

47.	We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

The underwriters have advised the Company that while the units will initially be offered at the price to be set forth on the cover page of the prospectus, in the event that the distribution could not be completed for market or other reasons at such price, the underwriters may change the price of the offering to effect the distribution of the units.  Additionally, the underwriters have advised the Company that they have no reason to believe that the distribution will not be completed at the initial public offering price.

Very truly yours,

/s/ Gregg A. Noel
Gregg A. Noel, Esq.

cc:	Securities and Exchange Commission
Kevin Kuhar
Brian Cascio
Heather Percival

cc:	Easterly Acquisition Corp.
Avshalom Kalichstein

cc:	Weil, Gotshal & Manges LLP
Jennifer A. Bensch, Esq.